Exhibit 99.1

PONY AI Inc. Reaches 300th Gen-7 BAIC Robotaxi Milestone, Advancing Toward 1,000-Vehicle Combined Fleet by Year-End

Beijing, China, October 24, 2025 -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in the commercialization of autonomous mobility, today announced a major production milestone with the 300th ARCFOX Alpha T5 Robotaxi, developed in partnership with Beijing Automotive Industry Corporation (“BAIC”). Pony.ai also attended the 2025 World Intelligent Connected Vehicles Conference (“WICV”) in Beijing, where it was invited to present its latest advancements in large-scale production and commercial deployment.

The production of the 300th unit of BAIC Robotaxi marks a critical step for Pony.ai. This model is currently undergoing testing and validation in preparation for broader commercial deployment in Beijing and Shenzhen later this year. Combined with the on-going ramp-up of the seventh-generation (“Gen-7”) of Guangzhou Automobile Group (“GAC”) Robotaxi vehicles, these fuel the momentum towards Pony.ai’s year-end 1,000-vehicle fleet target.

“We are pleased to see our partnership with BAIC reach this important milestone,” said Dr. James Peng, Chairman and CEO of Pony.ai. “Mass production showcases our ability to scale efficiently, with each Gen-7 Robotaxi rolling off the production line bringing us one step closer to realizing large-scale commercialization of autonomous mobility. This milestone reflects our unwavering commitment to delivering safe, efficient, and intelligent mobility services to users.”

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai
Media Relations
Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com